UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)

International Stem Cell Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

460378201

(CUSIP Number)

Russell Kern, President

X-Master, Inc.

1 Overlook Drive, Unit 11

Amherst, New Hampshire 03031

Tel. (603) 672-7070

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Copy to:

Michael B. Tule

McLane Middleton, Professional Association

900 Elm Street, P.O. Box 326

Manchester, New Hampshire 03105-0326

Tel. (603) 625-6464

December 7, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 460378201
1. Names of Reporting Persons. X-Master, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Source of Funds (See Instructions) WC, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization A New Hampshire Corporation
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 11,697,600[1]
9. Sole Dispositive Power
10. Shared Dispositive Power 11,697,600
11. Aggregate Amount Beneficially Owned by Each Reporting Person 11,697,600 [1]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 82.1%[2]
14. Type of Reporting Person (See Instructions) CO

1 Of the 11,697,600 shares of common stock, $.001 par value (“Common Shares”) reported, 53,334 Common Shares are held by the Reporting Person and 571,428 Common Shares are issuable upon conversion of 10 shares of Series D Preferred Stock issued to the Reporting Person. An additional 3,367,960 Common Shares are held by A. Semechkin, 1,885,714 Common Shares are issuable upon conversion of 33 shares of Series D Preferred Stock held by A. Semechkin, 2,462,856 Common Shares are issuable upon conversion of 4,310 shares of Series I-2 Preferred Stock held by A. Semechkin, 2,497,856 Common Shares are issuable upon the exercise of presently exercisable warrants, and 168,340 Common Shares are issuable upon the exercise of options which are presently exercisable or which A. Semechkin has the right to exercise within 60 days, of which the Reporting Person may be deemed the indirect beneficial owner. An additional 62,517 Common Shares are held by R. Kern, and 132,298 Common Shares are issuable upon the exercise of options which are presently exercisable or which R. Kern has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. 495,297 Common Shares are issuable upon conversion of 5,000,000 shares of Series G Preferred Stock issued to AR Partners, LLC, of which the Reporting Person may be deemed the indirect beneficial owner.

2 The calculation of the percentage is based on (i) 6,031,957 Common Shares outstanding as of December 7, 2017, and (ii) the following Common Shares that are issuable in the aggregate to the Reporting Persons: 2,457,142 Common Shares which are issuable upon the conversion of 43 shares of Series D Preferred Stock, 495,297 Common Shares which are issuable upon the conversion of 5,000,000 shares of Series G Preferred Stock, 2,462,856 Common Shares which are issuable upon the conversion of 4,310 shares of Series I Preferred Stock, 2,497,856 Common Shares which are issuable upon the exercise of warrants , and 300,638 Common Shares issuable upon the exercise of options .

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CUSIP No. 460378201
1. Names of Reporting Persons. Andrey Semechkin
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Citizen of Russia
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 11,697,600 [3]
9. Sole Dispositive Power
10. Shared Dispositive Power 11,697,600 [3]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 11,697,600 [3]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 82.1%[4]
14. Type of Reporting Person (See Instructions) IN

3 Of the 11,697,600 Common Shares reported, 3,367,960 Common Shares are held by the Reporting Person and an additional 1,885,714 Common Shares are issuable upon conversion of 33 shares of Series D Preferred Stock held by the Reporting Person, 2,462,856 Common Shares are issuable upon conversion of 4,310 shares of Series I-2 Preferred Stock held by the Reporting Person, 249,856 Common Shares are issuable upon the exercise of of presently exercisable warrants, and the exercise of options which are presently exercisable or which the Reporting Person has the right to exercise within 60 days. 53,334 Common Shares are held by X-Master and 571,428 Common Shares are issuable upon conversion of 10 shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner. 62,517 Common Shares are held by R. Kern, and 132,298 Common Shares are issuable upon the exercise of options which are presently exercisable or which R. Kern has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. 495,297 Common Shares are issuable upon conversion of 5,000,000 shares of Series G Preferred Stock issued to AR Partners, LLC, of which the Reporting Person may be deemed the indirect beneficial owner.

4 The calculation of the percentage is based on (i) 6,031,957 Common Shares outstanding as of December 7, 2017, and (ii) the following Common Shares that are issuable in the aggregate to the Reporting Persons: 2,457,142 Common Shares which are issuable upon the conversion of 43 shares of Series D Preferred Stock, 495,297 Common Shares which are issuable upon the conversion of 5,000,000 shares of Series G Preferred Stock, 2,462,856 Common Shares which are issuable upon the conversion of 4,310 shares of Series I Preferred Stock, 2,497,856 Common Share which are issuable upon the exercise of warrants, and 300,638 Common Share issuable upon the exercise of options.

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CUSIP No. 460378201
1. Names of Reporting Persons. Russell Kern
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Citizen of the United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 11,697,600 [5]
9. Sole Dispositive Power
10. Shared Dispositive Power 11,697,600 [5]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 11,697,600 [5]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 82.1%[6]
14. Type of Reporting Person (See Instructions) IN

5 Of the 11,697,600 Common Shares reported, 62,517 Common Shares are held by the Reporting Person, and 132,298 Common Shares are issuable upon the exercise of options which are presently exercisable or which the Reporting Person has the right to exercise within 60 days. 53,334 Common Shares are held by X-Master and 571,428 Common Shares are issuable upon conversion of 10 shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner. 3,367,960 Common Shares are held by A. Semechkin and an additional 1,885,714 Common Shares are issuable upon conversion of 33 shares of Series D Preferred Stock held by A. Semechkin, 2,462,856 Common Shares are issuable upon conversion of 4,310 shares of Series I-2 Preferred Stock held by A. Semechkin, 2,497,856 common Shares are issuable upon the exercise of presently exercisable warrants, and 168,340 Common Shares are issuable upon the exercise of options which are presently exercisable or which A. Semechkin has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. 495,297 Common Shares are issuable upon conversion of 5,000,000 shares of Series G Preferred Stock issued to AR Partners, LLC, of which the Reporting Person may be deemed the indirect beneficial owner.

6 The calculation of the percentage is based on (i) 6,031,957 Common Shares outstanding as of December 7, 2017, and (ii) the following Common Shares that are issuable in the aggregate to the Reporting Persons: 2,457,142 Common Shares which are issuable upon the conversion of 43 shares of Series D Preferred Stock, 495,297 Common Share which are issuable upon the conversion of 5,000,000 shares of Series G Preferred Stock, 2,426,856 Common Share which are issuable upon the conversion of 4,310 shares of Series I Preferred Stock, 2,497,856 Common Shares which are issuable upon the exercise of, and 300,638 Common Shares issuable upon the exercise of options.

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CUSIP No. 460378201
1. Names of Reporting Persons. AR Partners, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization A Delaware Limited Liability Company
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 11,697,600 [7]
9. Sole Dispositive Power
10. Shared Dispositive Power 11,697,600 [7]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 11,697,600 [7]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 82.1%[8]
14. Type of Reporting Person (See Instructions) CO

7 Of the 11,697,600 Common Shares reported, 495,297 Common Shares are issuable upon conversion of 5,000,000 shares of Series G Preferred Stock issued to the Reporting Person. 53,334 Common Shares are held by X-Master and 571,428 Common Shares are issuable upon conversion of 10 shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner. 62,517 Common Shares are held by R. Kern, and 132,298 Common Shares are issuable upon the exercise of options which are presently exercisable or which R. Kern has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. An additional 3,367,960 Common Shares are held by A. Semechkin, 1,885,714 Common Shares are issuable upon conversion of 33 shares of Series D Preferred Stock held by A. Semechkin, 2,462,856 Common Shares are issuable upon conversion of 4,310 shares of Series I-2 Preferred Stock held by A. Semechkin, 2,497,856 Common Share are issuable upon the exercise of presently exercisable warrants, and 168,340 Common Shares are issuable upon the exercise of options which are presently exercisable or which A. Semechkin has the right to exercise within 60 days, of which the Reporting Person may be deemed the indirect beneficial owner.

8 The calculation of the percentage is based on (i) the following Common Shares that are issuable in the aggregate to the Reporting Persons: 6,031,957 Common Shares outstanding as of December 7, 2017, and (ii) 2,457,142 Common Shares which are issuable upon the conversion of 43 shares of Series D Preferred Stock, 495,297 Common Share which are issuable upon the conversion of 5,000,000 shares of Series G Preferred Stock, 2,426,856 Common Share which are issuable upon the conversion of 4,310 shares of Series I Preferred Stock, 2,497,856 Common Shares which are issuable upon the exercise of warrants, and 300,638 Common Shares issuable upon the exercise of options.

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Amendment No. 20 to Schedule 13D

This Schedule 13D represents Amendment No. 20 to Schedule 13D (“Amendment”) amending and supplementing the Schedule 13D filed with the Securities and Exchange Commission on January 9, 2009, as amended by Amendment No. 1 to Schedule 13D dated January 22, 2009, Amendment No. 2 to Schedule 13D dated March 16, 2009, Amendment No. 3 to Schedule 13D dated June 30, 2009, Amendment No. 4 to Schedule 13D dated September 30, 2009, Amendment No. 5 to Schedule 13D dated October 13, 2009, and Amendment No. 6 to Schedule 13D dated January 18, 2011 by and on behalf of X-Master, Inc. (“X-Master”), Andrey Semechkin (“A. Semechkin”), and Russell Kern (“R. Kern”), and Amendment No. 7 to Schedule 13D dated March 13, 2012, Amendment No. 8 to Schedule 13D dated January 29, 2013, Amendment No. 9 to Schedule 13D dated August 6, 2013, Amendment No. 10 to Schedule 13D dated October 30, 2013, Amendment No. 11 to Schedule 13D dated May 29, 2014, and Amendment No. 12 dated June 11, 2014, Amendment No. 13 dated August 6, 2014, Amendment No. 14 to Schedule 13D dated September 10, 2014, Amendment No. 15 to Schedule 13D dated October 14, 2014, Amendment No. 16 to Schedule 13D dated December 22, 2014, Amendment No. 17 to Schedule 13D dated February 23, 2015, Amendment No. 18 to Schedule 13D dated March 31, 2015, and Amendment No. 19 dated March 15, 2016, by and on behalf of X-Master, A. Semechkin, R. Kern, and AR Partners, LLC (“AR Partners”) (the “Schedule 13D”). AR Partners, X-Master, A. Semechkin, and R. Kern are each a “Reporting Person” and collectively, the “Reporting Persons”. Unless otherwise stated herein, all capitalized terms used in this Amendment have the same meanings as those set forth in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons consummated the transactions described herein for investment purposes. The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented as follows:

(a) As of December 7, 2017, X-Master, by virtue of its beneficial ownership of the Group Shares, beneficially owned the equivalent of 11,697,600 Common Shares. The Group Shares represent approximately 82.1% of the total number of shares of Common Shares outstanding as of December 7, 2017 (plus an aggregate of 8,213,789 Common Shares which would be outstanding upon the conversion of the Series D, Series G, and Series I-2 Preferred Stock, exercise of warrants, and exercise of stock options that are held by the Reporting Persons, and assuming that no other shares of preferred stock, warrants, or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

As of December 7, 2017, A. Semechkin, by virtue of his beneficial ownership of the Group Shares, beneficially owned the equivalent of 11,697,600 Common Shares. The Group Shares represent approximately 82.1% of the total number of shares of Common Shares outstanding as of December 7, 2017 (plus an aggregate of 8,213,789 Common Shares which would be outstanding upon the conversion of the Series D, Series G, and Series I-2 Preferred Stock, exercise of warrants, and exercise of stock options that are held by the Reporting Persons, and assuming that no other shares of preferred stock, warrants, or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

As of December 7, 2017, R. Kern, by virtue of his beneficial ownership of the Group Shares, beneficially owned the equivalent of 11,697,600 Common Shares. The Group Shares represent approximately 82.1% of the total number of shares of Common Shares outstanding as of December 7, 2017 (plus an aggregate of 8,213,789 Common Shares which would be outstanding upon the conversion of the Series D, Series G, and Series I-2 Preferred Stock, exercise of warrants, and exercise of stock options that are held by the Reporting Persons, and assuming that no other shares of preferred stock, warrants, or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

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As of December 7, 2017, AR Partners, by virtue of its beneficial ownership of the Group Shares, beneficially owned the equivalent of 11,697,600 Common Shares. The Group Shares represent approximately 82.1% of the total number of shares of Common Shares outstanding as of December 7, 2017 (plus an aggregate of 8,213,789 Common Shares which would be outstanding upon the conversion of the Series D, Series G, and Series I-2 Preferred Stock, exercise of warrants, and exercise of stock options that are held by the Reporting Persons, and assuming that no other shares of preferred stock, warrants, or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

(b) Number of shares as to which X-Master has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 11,697,600
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 11,697,600

Number of shares as to which A. Semechkin has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 11,697,600
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 11,697,600

Number of shares as to which R. Kern has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 11,697,600
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 11,697,600

Number of shares as to which AR Partners has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 11,697,600
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 11,697,600

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(c) On December 7, 2017, to obtain funding for working capital purposes and to satisfy the indebtedness incurred on September 1, 2017, the Issuer entered into a Note Conversion and Stock Purchase Agreement (the “Agreement”) with A. Semechkin. Pursuant to the Agreement, the Issuer issued A. Semechkin a total of 1,860,810 Common Shares at a conversion price and a purchase price of $1.75 per share in return for (i) cancellation and surrender of the note issued to him by the Issuer on September 1, 2017 with a principal amount of $2,700,000 and all accrued and unpaid interest on the note of $56,418 and (ii) payment of an additional $500,000 by A. Semechkin to the Issuer.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The description of the Note Conversion and Stock Purchase Agreement contained in Item 5 (c) of this Amendment No. 20 is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Agreement of Joint Filing, dated January 31, 2018, by and among X-Master, Inc., AR Partners, LLC, Andrey Semechkin, and Russell Kern.
Exhibit 2:	Power of Attorney, dated November 19, 2008, relating to X-Master, Inc. (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).
Exhibit 3:	Power of Attorney, dated November 19, 2008, relating to Andrey Semechkin (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).
Exhibit 4:	Power of Attorney, dated November 19, 2008, relating to Russell Kern (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).
Exhibit 5:	Power of Attorney, dated March 8, 2012, relating to AR Partners, LLC (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 3 with respect to International Stem Cell Corporation, filed on March 12, 2012).
Exhibit 6:	Note Conversion Agreement, dated January 8, 2016 (incorporated by reference to Exhibit 10.2 of International Stem Cell Corporation’s Current Report on Form 8-K, filed on January 12, 2016).
Exhibit 7:	Registration Rights Agreement, dated January 8, 2016 (incorporated by reference to Exhibit 10.3 of International Stem Cell Corporation’s Current Report on Form 8-K, filed on January 12, 2016).
Exhibit 8:	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of International Stem Cell Corporation’s Current Report on Form 8-K, filed on March 10, 2016).
Exhibit 9:	Certificate of Preferences, Rights and Limitations of Series I-2 Convertible Preferred Stock (incorporated by reference to Exhibit 3.2 of International Stem Cell Corporation’s Current Report on Form 8-K, filed on March 10, 2016).
Exhibit 10:	Form of Series A Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 of International Stem Cell Corporation’s Current Report on Form 8-K, filed on March 10, 2016).
Exhibit 11:	Form of Series B Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 of International Stem Cell Corporation’s Current Report on Form 8-K, filed on March 10, 2016).
Exhibit 12:	Form of Series C Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.3 of International Stem Cell Corporation’s Current Report on Form 8-K, filed on March 10, 2016).
Exhibit 13:

Note Conversion and Stock Purchase Agreement dated December 7, 2017 (incorporated by reference to Exhibit 10.1 of International Stem Cell Corporation’s Current Report on Form 8-K , filed on December 13, 2017)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2018	X-Master, Inc.

By: /s/ Russell Kern
Name: Russell Kern
Title: President

Andrey Semechkin

By: /s/ Andrey Semechkin
Name: Andrey Semechkin
Title: Self

Russell Kern

By: /s/ Russell Kern
Name: Russell Kern
Title: Self

AR Partners, LLC

By: /s/ Russell Kern
Name: Russell Kern
Title: Manager

Signature page to AMENDMENT NO. 20 TO SCHEDULE 13D – CUSIP Number 460378201

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AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, $0.001 par value, of International Stem Cell Corporation, a Delaware corporation. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: January 31, 2018	X-Master, Inc.

By: /s/ Russell Kern
Name: Russell Kern
Title: President

Andrey Semechkin

By: /s/ Andrey Semechkin
Name: Andrey Semechkin
Title: Self

Russell Kern

By: /s/ Russell Kern
Name: Russell Kern
Title: Self

AR Partners, LLC

By: /s/ Russell Kern
Name: Russell Kern
Title: Manager

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